Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2021

Dated as of April 6, 2021

ORLA MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Corporation”) will be held via conference call and via live webcast on the 14th day of May, 2021, at 9:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2020, together with the report of the auditor thereon;

(b)	to elect directors of the Corporation for the ensuing year;

(c)	to appoint Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to approve all unallocated stock options under the Corporation’s stock option plan, as more particularly described in the accompanying management information circular; and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This year, to proactively deal with the unprecedented public health impact of the novel coronavirus (“COVID-19”) pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual and special meeting this year in a virtual only format, which will be conducted via conference call, together with a live webcast as follows:

877-407-6184 (toll free)
https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/43841/indexl.html

Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting via conference call, and can attend and ask questions online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or online as guests, but guests will not be able to vote at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 9:00 a.m. (Vancouver time) on May 12, 2021, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Trust Company of Canada, after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for online sign-in, and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting as a guest. Non-registered shareholders located in the United States must also provide Computershare Trust Company of Canada with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Corporation’s press releases as well as its website at www.orlamining.com for updated information. The Corporation advises you to check its website one week prior to the Meeting date for the most current information. The Corporation does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

Dated April 6, 2021.

By Order of the Board of Directors

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

TABLE OF CONTENTS

General	2
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Voting of Proxies	3
Non-Registered Holders	4
Voting at the Virtual Meeting	5
Appointment of a Third Party as Proxy	6
Record Date	7
Voting Shares	7
Quorum	7
Principal Shareholders	7
Interest of Certain Persons or Companies in Matters to be Acted Upon	7
Particulars of Matters to be Acted Upon at the Meeting	8
Financial Statements	8
Election of Directors	8
Appointment of Auditor	19
Approval of Unallocated Options Under Stock Option Plan	19
Statement of Corporate Governance	21
Corporate Governance	21
Corporate Policies	29
Statement of Executive Compensation	33
Executive Compensation Discussion and Analysis	33
Termination and Change of Control Benefits	46
Director Compensation	48
Securities Authorized for Issuance Under the Equity Compensation Plans	51
Indebtedness of Directors and Executive Officers	51
Interest of Informed Persons in Material Transactions	52
Other Business	52
SHAREHOLDER PROPOSALS	52
Additional Information	52
Approval of Directors	52
Schedule “A” BOARD MANDATE	A-1
Schedule “B” EQUITY COMPENSATION PLAN SUMMARIES	B-1

MANAGEMENT INFORMATION CIRCULAR

General

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Corporation” or “Orla”) of proxies to be used at the Corporation’s annual and special meeting of the holders (“Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held on May 14, 2021 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

This year, in response to the novel coronavirus (“COVID-19”) pandemic, the Meeting will be held in a virtual only format, which will be conducted via conference call and live webcast. Shareholders and duly appointed proxyholders can attend the Meeting as follows:

877-407-6184 (toll free)
https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/43841/indexl.html

Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting, see “Voting at the Virtual Meeting” below.

The Corporation reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic that the Corporation considers necessary or advisable including changing the time, date or location of the Meeting. The Corporation will notify Shareholders of any change without sending additional soliciting materials or updating proxy-related materials by:

•	issuing a news release announcing the change in the date, time or location;

•	filing the news release on SEDAR; and

•	informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

The Corporation continues to closely monitor developments around the outbreak of COVID-19 and is taking every precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed. If the circumstances permit, Orla intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 Annual Meeting of Shareholders.

Except as otherwise indicated, the information contained in this Circular is stated as at April 6, 2021. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

Solicitation of Proxies

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation. The Corporation has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Corporation may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

Appointment and Revocation of Proxies

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder (as defined below) and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary (as defined below), follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

Registered Shareholders

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Trust Company of Canada Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. To be effective, a proxy must be received not later than 9:00 a.m. (Vancouver time) on May 12, 2021, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Holders

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as Objecting Beneficial Owners (“OBOs”).

In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form proxy (collectively, the “Meeting Materials”) to Intermediaries for onward distribution to NOBOs and OBOs. The Corporation intends to pay for Intermediaries to deliver the Meeting Materials to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. In addition, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder will not be able to vote the Common Shares on all or, as applicable, any matters at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Shareholders who wish to vote at the virtual Meeting must insert their own name in the blank space provided on the voting instruction form or form of proxy, follow the applicable instructions provided by the Intermediary AND register as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting at the Virtual Meeting

To proactively deal with the unprecedented public health impact of COVID-19, the Corporation will hold its Meeting in a virtual only format, which will be conducted via conference call and live audio webcast. The Corporation believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. This year, Shareholders will not be able to physically attend the Meeting. If the circumstances permit, Orla intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 Annual Meeting of Shareholders.

Only Registered Shareholders and duly appointed proxyholders may attend and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting (i) via conference call will be able to listen to the Meeting, ask questions and vote, all in real time, and (ii) via webcast will be able to listen to the Meeting and ask questions, all in real time, in each case provided they are connected to the call and comply with all of the requirements set out in this Circular. A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare Trust Company of Canada, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting. This is because the transfer agent, Computershare Trust Company of Canada, does not have a record of the Non-Registered Shareholders of and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholders and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare Trust Company of Canada. See “Appointment of a Third Party as Proxy” below for additional information on how Non-Registered Shareholders can appoint themselves as proxyholder.

In order to streamline the Meeting process, the Corporation encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting may continue to do so as follows:

877-407-6184 (toll free)
https://78449.themediaframe.com/dataconf/productusers/ola/mediaframe/43841/indexl.html

Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call. Once dialed in, instructions will be provided. If you attend the Meeting via conference call, it is important that you call in early and remain connected for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 9:00 a.m. (Vancouver time) on May 14, 2021, unless otherwise adjourned or postponed. You should allow ample time for the check-in procedures prior to the start of the Meeting.

A summary of the information Shareholders will need to attend the online meeting is provided below.

•	Registered Shareholders must dial in or log in prior to the start of the Meeting, and enter the control number located on the form of proxy.

•	Duly appointed proxyholders will obtain from Computershare Trust Company of Canada a passcode after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not be able to vote. Log in online or by conference call, and then complete the registration.

If you are using a control number or passcode to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Appointment of a Third Party as Proxy

The following applies to Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/OrlaMining by 9:00 a.m. (Vancouver time) on May 12, 2021 and provide Computershare Trust Company of Canada with the proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, holders must first obtain a valid legal proxy from its broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from the broker or bank included with the Meeting Materials, or contact the broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, holders must submit a copy of its legal proxy to Computershare Trust Company of Canada. Requests for registration should be directed to: Computershare, 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 9:00 a.m. (Vancouver time) on May 12, 2021. Holders will receive a confirmation of registration by email. You may attend the Meeting and vote during the virtual Meeting. Please note that such holders are required to register the appointment at www.computershare.com/OrlaMining.

Record Date

The board of directors of the Corporation (the “Board”) has fixed April 6, 2021 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Corporation or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

Voting Shares

The authorized voting securities of the Corporation consist of an unlimited number of Common Shares. As at Record Date, the Corporation had 237,687,025 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Quorum

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

Principal Shareholders

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares		% of Outstanding Common Shares
Newmont Corporation (“Newmont”)	41,204,976		17.3%
Agnico Eagle Mines Limited (“Agnico Eagle”)	21,928,085	(1)	9.2%
Pierre Lassonde	28,730,500	(2)	12.1%

Notes:

(1)	Agnico Eagle also holds warrants to purchase 10,400,000 Common Shares, which upon exercise and together with its Common Shares represents approximately 13.0% of the Common Shares on a partially-diluted basis.
(2)	Mr. Lassonde also holds warrants to purchase 6,640,000 Common Shares, which upon exercise and together with his Common Shares represents approximately 14.5% of the Common Shares on a partially-diluted basis.

Interest of Certain Persons or Companies in

Matters to be Acted Upon

Other than as disclosed herein, no: (i) director or executive officer of the Corporation at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Directors and executive officers may, however, be interested in the adoption of the Unallocated Option Resolution (as defined below) as detailed in “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated Options under Stock Option Plan”, as such persons are entitled to participate in the Stock Option Plan (as defined below).

Particulars of Matters to be Acted Upon at the Meeting

Financial Statements

The audited consolidated financial statements for the financial year ended December 31, 2020 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

Election of Directors

The Corporation’s Articles of Incorporation (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the Meeting at nine directors. At the Meeting, the nine persons set out below will be proposed for election as directors of the Corporation (the “Nominees”). Each of the Nominees is currently a director. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. Pursuant to the Majority Voting Policy, each director must be individually elected by a majority (50%+1) of the votes cast with respect to his/her election, other than at contested meetings. If the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within ninety days following the applicable meeting, the Board shall conclude its deliberations and make a determination as to whether or not to accept the resignation; however, as mandated in the TSX guidelines, the Board shall accept the resignation absent exceptional circumstances. Following the Board’s determination, the Board will publicly disclose their decision, including, if applicable, the reasons for not accepting the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy shall not be permitted to participate in any meetings of the Board or any sub-committee of the Board at which his/her election as a director is being considered.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

CHARLES JEANNES

Nevada, USA
Age, 62
Director since June 2017
Independent

Principal Occupation
Corporate Director

Board and Board Committees	2020 Meeting Attendance
Board of Directors (Chair)	100%
Compensation Committee	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,575,100(1)	1,016,874	720,000	180,317	Satisfied

Other Board Memberships
Pan American Silver Corp. (Director)
Wheaton Precious Metals Corp. (Director)

Mr. Jeannes joined the Board in June 2017. Mr. Jeannes served as President and Chief Executive Officer of Goldcorp Inc. (“Goldcorp”) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. Following the acquisition of Tahoe Resources Inc. by Pan American Silver Corp., Mr. Jeannes was appointed as a Director of Pan American Silver Corp. He is also a Director of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Historical Voting Results
Year	For	Withheld
2020	98.82%	1.18%
2019	99.73%	0.27%
2018	95.12%	4.88%

Skills & Experience

•	Executive Leadership
•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Governance
•	Legal

Note:

(1)	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020. See “Statement of Executive Compensation – Director Compensation”.

RICHARD HALL

Colorado, USA
Age, 71
Director since June 2015
Independent

Principal Occupation
Corporate Director, Geologist and Mineral Industry Consultant

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Compensation Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
2,432,000	540,284	100,000	104,309	Satisfied

Other Board Memberships
IAMGold Corporation (Director)

Mr. Hall joined the Board in June 2015. Mr. Hall was appointed a director of IAMGOLD Corporation in 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience to the Corporation. Mr. Hall is a former Director of Kaminak Gold Corporation from February 2013 to July 2016. Mr. Hall served as Chairman of Klondex Mines Ltd. from September 2014 until July 2018 when it was acquired by Hecla Mining Company. From 1999 to 2008 he served as President and Chief Executive Officer of Metallica Resources Inc. (“Metallica”), where he was involved in all aspects of the corporation’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Mr. Hall also served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold Inc. From 2008 until 2011 he held the position of Chairman of Grayd Resource Corporation, which was acquired by Agnico Eagle in November 2011. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota.

Historical Voting Results
Year	For	Withheld
2020	99.98%	0.02%
2019	99.73%	0.27%
2018	95.12%	4.88%

Skills & Experience

•	Executive Leadership & Strategic Planning
•	Mergers and Acquisitions
•	Mineral Exploration
•	Mine Operations
•	Project Development
•	Environment/Health/Safety and Corporate Social Responsibility

JASON SIMPSON

Ontario, Canada
Age, 47
Director since November 2018
Not independent

Principal Occupation
President, Chief Executive Officer and Director of the Corporation

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Heath and Safety Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	RSUs	Ownership Requirement
1,392,036	2,039,982	342,274	Satisfied

Other Board Memberships
None

Mr. Simpson was appointed the Corporation’s President and Chief Executive Officer effective November 12, 2018. In addition to the role of President and CEO, Mr. Simpson also serves as a Director of the Corporation. Mr. Simpson is a mining executive with over 24 years of experience in operations leadership, mining engineering and project construction. Most recently, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly 6-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey’s Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi-commodity experience and perspective. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

Historical Voting Results
Year	For	Withheld
2020	98.88%	1.12%
2019	99.73%	0.27%
2018	N/A	N/A

Skills & Experience

•	Executive Leadership
•	Mine Operations
•	Project Development
•	Environment/Health/Safety and Corporate Social Responsibility

JEAN ROBITAILLE

Ontario, Canada
Age, 59
Director since December 2016
Independent

Principal Occupation
Senior Vice-President of Agnico Eagle since June 2008.

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Compensation Committee	100%
Environmental, Sustainability, Heath and Safety Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	DSUs	Ownership Requirement
2,324,450	508,437	90,158	Satisfied

Other Board Memberships
None

Mr. Robitaille joined the Board in December 2016, upon closing of the Corporation’s acquisition of Pershimco Resources Inc. Mr. Robitaille is Senior Vice-President, Corporate Development, Business Strategy and Technical Services at Agnico Eagle Mines Limited. Prior to this nomination and since 1988, he served Agnico Eagle in various senior executive roles for Business Strategy, Technical Services, Project Development and Operations. Before joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group and served as a Director of Pershimco Resources Inc. (2011 to 2016). Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

Historical Voting Results
Year	For	Withheld
2020	98.82%	1.18%
2019	99.99%	0.01%
2018	95.12%	4.88%

Skills & Experience

•	Executive Leadership & Strategy
•	Mergers & Acquisitions
•	Mine Operations
•	Project Development
•	Metallurgy
•	Environment/Health/Safety and Corporate social responsibility

GEORGE ALBINO

Colorado, USA
Age, 62
Director since June 2017
Independent

Principal Occupation
Corporate Director

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Audit Committee	100%
Corporate Governance and Nominating Committee (Chair)	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
247,500	224,360	100,000	97,234	Satisfied

Other Board Memberships
Eldorado Gold Corporation

Dr. Albino joined the Board in June 2017. Dr. Albino, Ph.D., is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base 17 metals and diamonds. He is also currently the Chairman of the board of directors of Eldorado Gold Corporation (since October 2016). Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

Historical Voting Results
Year	For	Withheld
2020	99.98%	0.02%
2019	99.73%	0.27%
2018	99.96%	0.04%

Skills & Experience

•	Mineral Exploration and Geology
•	Executive Leadership & Strategy
•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Governance

TIM HALDANE

Arizona, USA
Age, 64
Director since June 2017
Independent

Principal Occupation
Mining professional/Corporate Director

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Environmental, Sustainability, Heath and Safety Committee (Chair)	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
117,750	524,360	Nil	97,234	Satisfied

Other Board Memberships
None

Mr. Haldane joined the Board in June 2017. Mr. Haldane is a mining professional with 40 years of operating and project development experience including 15 years in Mexico. Mr. Haldane most recently held the position of Senior Vice President of Operations - USA & Latin America at Agnico Eagle from 2014 until February 2017. Mr. Haldane holds a B.S. in Metallurgical Engineering from Montana Tech and is a Registered Professional Engineer.

Historical Voting Results
Year	For	Withheld
2020	99.99%	0.01%
2019	99.73%	0.27%
2018	99.98%	0.02%

Skills & Experience

•	Mine Operation
•	Project Development
•	Mergers and Acquisitions
•	Capital Markets
•	Environment/Health/Safety and Corporate social responsibility

DAVID STEPHENS

Alberta, Canada
Age, 39
Director since March 2018
Independent

Principal Occupation
Partner at Agentis Capital Mining Partners, Head of Engineering at Vrify Technology Inc.

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Audit Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
12,500	179,897	65,000	77,281	Satisfied

Other Board Memberships
None

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technology Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Historical Voting Results
Year	For	Withheld
2020	98.82%	1.18%
2019	99.73%	0.27%
2018	96.81%	3.19%

Skills & Experience

•	Mergers and Acquisitions
•	Capital Markets
•	Corporate Finance

ELIZABETH McGREGOR

British Columbia, Canada
Age, 44
Director since June 2019
Independent

Principal Occupation
Finance professional/Corporate Director

Board and Board Committees	2020 Meeting Attendance
Board of Directors	100%
Audit Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
24,400	165,659	65,000	60,495	Satisfied

Other Board Memberships
Kinross Gold Corporation (Director)

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

Historical Voting Results
Year	For	Withheld
2020	98.84%	1.16%
2019	99.99%	0.01%
2018	N/A	N/A

Skills & Experience

•	Executive Leadership
•	Accounting, Audit, Risk
•	Corporate Finance
•	Capital Markets
•	Corporate Governance

ERIC COLBY(1)

Colorado, United States
Age, 34
Director since December 2020
Not independent

Principal Occupation
Vice President, Strategic Communications at Newmont

Board and Board Committees	2020 Meeting Attendance (2)
Board of Directors	100%

Securities Holdings as at April 6, 2021
Common Shares	Options	Warrants	DSUs	Ownership Requirement
Nil	Nil	Nil	Nil	N/A

Other Board Memberships
None

Mr. Eric Colby has been Vice President, Strategic Communications at Newmont since March 2020. Prior to this role, he served in the Corporate Development group at Newmont since 2013 where he had an active role in a number of transactions including the acquisition of Goldcorp and the formation of the Nevada Gold Mines Joint Venture in 2019, the divestiture of Batu Hijau in 2016 and the acquisition of the Cripple Creek and Victor mine from AngloGold Ashanti in 2015. Mr. Colby joined Newmont in 2007 and has held a variety of roles in the corporate office. Mr. Colby holds a Bachelor of Science in Finance from the University of Denver.

Historical Voting Results
Year	For	Withheld
2020	N/A	N/A
2019	N/A	N/A
2018	N/A	N/A

Skills & Experience

•	Corporate Finance
•	Capital Markets
•	Mergers and Acquisitions

Notes:

(1)	Mr. Colby is the director nominee of Newmont. See “Investor Rights Agreement” below.
(2)	Meeting attendance during 2020 subsequent to appointment in December 2020.

Cease Trade Orders, Bankruptcies, Penalties or Sanction

No director or proposed director of the Corporation is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Corporation, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Investor Rights Agreement

In accordance with the terms of the investor rights agreement dated November 7, 2017 between Goldcorp (now “Newmont”) and Orla (the “Newmont Agreement”), Newmont has, among other rights, the right to nominate an individual for election to the Board. In the event the number of directors on the Board is increased to more than ten directors, Newmont shall be entitled to designate an additional nominee, provided that at the time of such increase in the size of the Board it holds at least 10% of the Common Shares. Newmont initially exercised its right in December 2020, upon which Mr. Colby was appointed to the Board. Mr. Colby is Newmont’s nominee to the Board and is proposed for election as a director at the Meeting.

Under the terms of the Newmont Agreement, Newmont has agreed to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of: (i) any issuer bid, insider bid, related party transaction or business combination; (ii) any amendment to the constating documents of the Corporation, other immaterial or administrative changes; (iii) any matter in relation to which a recognized proxy advisor is recommending against Management or the Board on any resolution for Shareholders; (iv) any disposition of assets for consideration equal or greater than 50% of the market capitalization immediately prior to the entering into of such transaction; (v) any proposed distribution of securities where the number of Common Shares issued or issuable thereunder is greater than 25% of the Common Shares which are outstanding prior to closing; and (vi) in any circumstances where the Corporation or its directors or officers are not in compliance with the agreement or applicable laws, in which case Newmont is entitled to vote its Common Shares in its discretion (the “Exceptions”). Any nominee of Newmont on the Board will not be required to vote in accordance with the recommendations but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Newmont Agreement, Newmont has been granted certain participation rights to maintain its pro rata interest in future offerings.

Similarly, in accordance with an amended and restated investor rights agreement dated December 17, 2019 between Agnico Eagle (the “Agnico Agreement”) and the Corporation, Agnico Eagle has, among other rights, the right to nominate an individual for election to the Board, provided it holds at least 5% of the Common Shares. As of the date hereof, Agnico Eagle has not exercised its right to nominate an individual for election to the Board.

Under the terms of the Agnico Agreement, Agnico Eagle has agreed, until April 18, 2021, to vote its Common Shares in accordance with the recommendations of the Board or Management on all matters to be submitted to Shareholders, including for the Management nominee’s for directors, except in the case of voting in respect of the Exceptions. Any nominee of Agnico Eagle on the Board will not be required to vote in accordance with the recommendations but will exercise his or her fiduciary responsibilities as a director by voting as he or she sees fit.

Pursuant to the Agnico Agreement, Agnico Eagle has been granted certain participation rights to maintain its pro rata interest in future offerings.

Appointment of Auditor

On March 25, 2020, Ernst & Young LLP (“Ernst & Young”) was appointed as the auditor of Orla, to replace Davidson & Company LLP, Chartered Professional Accountants, which appointment was approved by Shareholders at the annual meeting held on May 13, 2020. At the Meeting, Management is recommending the re-appointment of Ernst & Young as auditor for the Corporation, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board.

To be effective, the resolution to re-appoint Ernst & Young must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote FOR the re-appointment of Ernst & Young. Unless authority is withheld, the Management Proxyholders intend to vote FOR the appointment of Ernst & Young as the auditor of the Corporation to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

Approval of Unallocated Options Under Stock Option Plan

Background

The Corporation has adopted a 10% rolling stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to secure for the Corporation and the Corporation’s shareholders the benefits of incentives inherent in share ownership by directors, key employees and consultants of the Corporation who, in the judgement of the Board, will be largely responsible for its future growth and success. A description of the Stock Option Plan is set out under the heading “Statement of Executive Compensation – 10% Rolling Stock Option Plan”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

When stock options are granted pursuant to the Stock Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised stock options are considered “allocated” stock options by the TSX. As the Stock Option Plan provides that the maximum number of Common Shares issuable from treasury by the Corporation under the Stock Option Plan, together with all of the Corporation’s other previously established share compensation arrangements (i.e. the RSU Plan and the DSU Plan (each as defined below)), shall not exceed 10% (on a rolling basis) of the Corporation’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Corporation under the Stock Option Plan which are not the subject of current unexercised stock option grants, and these are considered to be “unallocated” stock options by the TSX. The Corporation was listed on the TSX on November 1, 2018, and the Stock Option Plan was last approved by Shareholders on June 12, 2019. Therefore, the Corporation is seeking shareholder approval for all of the unallocated stock options issuable pursuant to the Stock Option Plan at the Meeting. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting.

As at the date of this Circular, the Corporation has 237,687,025 Common Shares issued and outstanding, and accordingly, a maximum of 19,751,374 Common Shares are available for issuance under the Stock Option Plan, net of Common Shares previously reserved under other compensation arrangements (i.e. the RSU Plan, DSU Plan). As of the date of this Circular, there were 9,975,874 stock options outstanding under the Stock Option Plan, leaving 9,775,500 unallocated stock options available for grant.

Approval by Shareholders of the Unallocated Stock Options

If approval of the unallocated stock options is obtained at the Meeting, the Corporation will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until the Corporation’s 2024 annual and special shareholders’ meeting (provided that such meeting is held on or prior to May 14, 2024). If approval is not obtained at the Meeting, any currently unallocated options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Unless the shareholder has specified in the accompanying form of proxy that his, her or its Common Shares are to be voted against the Unallocated Option Resolution (as defined below), the persons named in the accompanying form of proxy will vote the shares represented by such proxy FOR the Unallocated Option Resolution.

The Corporation requests that the Shareholders approve the unallocated stock options issuable pursuant to the Stock Option Plan. Accordingly, the shareholders will be asked at the Meeting to pass the following ordinary resolution (the “Unallocated Option Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

(a)	all unallocated stock options issuable pursuant to the Stock Option Plan are hereby approved and authorized;

(b)	the Corporation is hereby authorized to continue granting options under the Stock Option Plan until May 14, 2024, being three years from the date of the Meeting;

(c)	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution.”

The Board recommends that Shareholders vote FOR the Unallocated Option Resolution to approve the unallocated stock options issuable pursuant to the Stock Option Plan. Unless authority is withheld, the Management Proxyholders intend to vote FOR the Unallocated Option Resolution.

Statement of Corporate Governance

Corporate Governance

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed to enhance Shareholder value. The Corporation’s corporate governance practices are intended to comply with the applicable rules of the TSX and the NYSE American LLC (“NYSE American”). The Corporation continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, if appropriate. A list of ways in which the Corporation’s corporate governance practices differ from those required of U.S. domestic companies under the rules of the NYSE American can be found on the Corporation’s website at www.orlamining.com.

National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) have been adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

The Corporation continually reviews and monitors developments in Canada with a view to further revising its governance policies and practices, as appropriate. Subsequent to the completion of the acquisition of Pershimco Resources Inc. in December 2016 (the “Pershimco Acquisition”), the Camino Rojo gold project in November 2017, the graduation to the TSX in November 2018, and the listing on the NYSE American in December 2020, the Corporation’s corporate governance practices and policies were reviewed and enhanced in order to ensure the Corporation was well situated with best practices in light of its stage of development. The Board continues to monitor such practices on an ongoing basis and, when necessary, will implement such additional practices as it deems appropriate.

The Board of Directors

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule “A” and is available on the Corporation’s website at www.orlamining.com.

The Board is responsible for, among other things:

•	appointment of management, including the Chief Executive Officer and other senior officers, as well as the oversight of succession planning;

•	board organization, including managing its own affairs, composition, size, new candidates, committee appointments and committee mandates;

•	strategic planning, including developing, reviewing and approving the business objectives and goals of the Corporation, reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals, providing input to management on emerging trends and issues, and considering alternate strategies for possible change of control transactions;

•	monitoring financial performance and other financial reporting matters, including enhancing congruence between shareholder expectations, corporate objectives and management performance, monitoring progress toward strategic and operational goals, revising direction to management in light of changing circumstances, taking action when performance falls short of goals, reviewing and approving the financial statements and management’s discussion and analysis, as well as Orla’s management information circular and annual information form, and reviewing and approving transactions outside the ordinary course of business;

•	risk management, including identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders;

•	environmental oversight, including ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws;

•	policies and procedures, including approving and monitoring compliance with all significant policies and procedures; and

•	communications and reporting, including overseeing the accurate reporting of the financial performance on a timely and regular basis, taking steps to enhance the timely disclosure of any other developments that have a significant and material impact, reporting annually to shareholders on its stewardship for the preceding year, and overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

Meetings of the Board

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, independent directors meet in the absence of Management and non-independent directors to hold an open and candid discussion. For the financial year ended December 31, 2020, all Board and committee meetings were accompanied by in-camera sessions where Management was not in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of committee of the board).

Independence of the Board

The Governance Disclosure Rule defines an “independent” director with reference to the definition of independence under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), being a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of nine directors. The Board has determined that seven out of the nine current members are “independent” directors within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Mr. Jason Simpson is not considered “independent” as a result of his role as an executive officer, and Mr. Eric Colby, Newmont’s director nominee, is not considered “independent” as a result of Orla’s transactional relationship with Newmont. Messrs. Charles Jeannes, Richard Hall, Jean Robitaille, Tim Haldane, George Albino, and David Stephens and Ms. Elizabeth McGregor are each considered to be “independent” directors of the Corporation under NI 52-110 and under the applicable rules of the NYSE American.

Orla’s Corporate Governance and Nominating Committee meets four times each year. At each meeting of the Corporate Governance and Nominating Committee, independent members of the committee assess the independence of each director of the Corporation to i) ensure that a majority of the Board is independent, ii) ensure that the members of the Audit Committee are independent and iii) review any events that might impact the independence of any director.

In December 2019, the Corporation entered into loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a US$125 million project finance facility (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico. The Facility was arranged by Trinity Capital and included a large syndicate of 29 lenders led by Agnico-Eagle, Pierre Lassonde and Trinity Capital. The Corporation’s key objective with respect to the Facility was to align the interests of Shareholders and debtholders by building a syndicate of lenders that included some of the Corporation’s key Shareholders. All key decisions related to the Facility are managed by a group of lenders representing 75% of the syndicate (“Majority Lenders”). The Majority Lenders exercise influence and act as representatives for the rest of the syndicate. Certain directors (Mr. Jeannes, Ms. McGregor and Mr. Stephens) participated in the Facility as minority lenders, are not part of the Majority Lenders and therefore act as passive investors with no influence or control over the decisions made by the Majority Lenders on behalf of the syndicate as a whole. In aggregate, the participation of the directors represents 2% of the Facility and such participation is not considered material to the Facility or to the individual directors. The Facility, including the participation of Mr. Jeannes, Ms. McGregor and Mr. Stephens, was considered, and ultimately approved by the Board, other than the participating directors. The directors who participated as lenders declared and disclosed their interest in the Facility to the Board, and did not vote on the matter nor did they participate in the negotiation of the terms of the Facility. The Corporate Governance and Nominating Committee has considered this and concluded that the participation of Mr. Jeannes, Ms. McGregor and Mr. Stephens does not, in any way, result in a relationship with the Corporation that could reasonably be expected to impact such directors’ independent judgement or interfere with their objectivity.

In December 2020, the Corporation listed on the NYSE American. As part of the listing and application process, the Board and the Corporate Governance and Nominating Committee conducted a thorough review of the independence of each of its directors in accordance with the rules of the NYSE American and applicable U.S. securities laws, and concluded that all directors, with the exception of Messrs. Simpson and Colby, for the reasons stated above, were independent.

If the proposed Nominees put forth by Management are elected at the Meeting, the Board will be comprised of nine directors, seven of whom (Messrs. Jeannes, Hall, Robitaille, Haldane, Albino, and Stephens, and Ms. McGregor) will be considered “independent” directors and two of whom (Messrs. Simpson and Colby) will not be considered “independent” for the reasons stated above. To enhance its ability to act independent of Management, the members of the Board may meet in the absence of members of Management and the non-independent directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Chair of the Board

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Corporation on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Corporation’s website at www.orlamining.com.

Chief Executive Officer

The Chief Executive Officer of the Corporation is responsible for managing the business and affairs of the Corporation within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Corporation’s website at www.orlamining.com.

Other Reporting Issuer Directorships

The following table sets forth the directors of the Corporation who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
George Albino	Eldorado Gold Corp.	TSX, NYSE	2016 to Present
Richard Hall	IAMGold Corporation	TSX, NYSE	2012 to Present
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
Elizabeth McGregor	Kinross Gold Corporation	TSX, NYSE	2019 to Present

Orientation and Continuing Education

Given the size and stage of the Corporation, the Board as a whole is responsible for ensuring that new directors are provided with an orientation program, which includes written information about the business, documents from recent Board meetings and governance policies.

In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Corporation to understand their legal obligations as directors.

The Corporation also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. To facilitate ongoing education, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange for directors to visit the Corporation’s development sites; (c) encourage directors to attend seminars, industry conferences such as the Denver Gold Forum and the Prospectors and Developers Association of Canada (PDAC) conference, and other professional development events; and (d) encourage and facilitate presentations by outside experts to the Board of committees on matters of particular importance or emerging significance.

At each quarterly Board meeting, the Chief Financial Officer makes a presentation to the Board to provide a comprehensive overview of the Corporation’s financial performance, anticipated future financial results and market trends. In addition, together with legal counsel to the Corporation, the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee continually review the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Corporation’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Corporation’s projects. Board members have full access to the Corporation’s records.

Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Compliance with all applicable laws and regulations is essential to the conduct of the Corporation’s business and is the foundation on which the Corporation’s ethical standards are built. Employees, officers, the Board, consultants and contractors have a responsibility to meet and exceed the standards contemplated in the laws and regulations of each country in which the Corporation operates. If any such individual has any questions regarding the best course of action to take in a particular situation or suspects a possible violation of a law, regulation or of the Code, then such person should promptly contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. Concerns which regard the Chief Financial Officer are to be addressed to the Chair of the Audit Committee. Orla encourages its representatives to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising legitimate concerns or questions regarding ethics matters or for reporting suspected violations in good faith.

The Corporation expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Corporation’s Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Corporation has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Chair of the Audit Committee shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Corporation’s website at www.orlamining.com and a copy of the Code has also been filed on SEDAR and may be accessed under the Corporation’s profile at www.sedar.com and in the U.S. on EDGAR at www.sec.gov.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies.

In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his or her interest and is not entitled to vote at meetings which involve such conflict.

Compensation Committee

The Compensation Committee is currently comprised of three independent directors, being Messrs. Hall (Chair), Robitaille and Jeannes, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American. The Compensation Committee has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Corporation’s compensation programs and the compensation of the Corporation’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. During the financial year ended December 31, 2020, the Compensation Committee met three times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of four independent directors, being Messrs. Albino (Chair), Jeannes and Hall and Ms. McGregor, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The Corporation’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance the Corporation’s performance, to monitor compliance to the Code, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the Corporate Governance and Nominating Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2020, the Corporate Governance and Nominating Committee met four times.

Audit Committee

The Audit Committee is currently comprised of four independent directors, being Ms. McGregor (Chair) and Messrs. Stephens, Jeannes and Albino. All members of the Audit Committee are considered to be (i) independent within the meaning of NI 52-110 and within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (ii) considered to be financially literate within the meaning of NI 52-110 and the applicable rules of the NYSE American. The Board has determined that each of Ms. McGregor and Messrs. Stephens, Jeannes and Albino is an “audit committee financial expert” within the meaning of the applicable U.S. securities laws. The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting.

The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management, and the external auditors and monitors the performance and independence of those auditors. The full text of the Audit Committee’s charter is available on the Corporation’s website at www.orlamining.com. During the financial year ended December 31, 2020, the Audit Committee met four times.

The following table describes the education and experience of each current Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Elizabeth McGregor:

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston, Canada.

David Stephens:

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services and is Head of Engineering at Vrify Technology Inc., a mining investment technology company. Mr. Stephens also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont on April 18, 2019, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

Charles Jeannes:

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. From January 2017 to February 2019, Mr. Jeannes served as Director of Tahoe Resources Inc. He is currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

George Albino:

Dr. Albino, Ph.D. is a geologist and was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals and diamonds. He is also currently a Director of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from The University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

The following table sets out the external auditor service fees paid in the 2020 and 2019 financial years:

	2020	2019
Audit Fees(1)	$294,110	$110,500
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$22,350
All Other Fees(4)	$1,000	Nil
Total:	$295,110	$132,850

Notes:

(1)	Fees billed by the Corporation’s auditor for professional services rendered by the external auditor for the audit and review of financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements. These include audit of annual financial statements including out-of-scope audit fees; consultations concerning financial accounting and reporting; translation services relating to audits of the financial statements and prospectuses; review of interim financial statements; audit of effectiveness of ICFR; prospectus fees, including fees in respect of comfort and consent letters (other than in connection with an Initial Public Offering); and SOX attest engagements and SOX readiness work for SEC registrants or companies anticipating SEC registration..

(2)	Fees billed by the Corporation’s external auditor for assurance and related services (e.g., due diligence services) that traditionally are performed by the independent accountant. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Fees for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.

(4)	Fees for products and services provided by the Corporation’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

As part of its duties, the Audit Committee is required to pre-approve all non-audit services performed by the independent auditors in order to assure that the provision of such services does not impair the auditors’ independence. In considering the appointment of the auditor for non-audit services, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee does not delegate to Management its responsibilities to pre-approve services performed by the independent auditors.

Environmental, Sustainability, Health and Safety Committee

The Environmental, Sustainability, Heath and Safety Committee is currently comprised of three directors, being Messrs. Haldane (Chair) and Robitaille, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American, and Mr. Simpson, who is not considered to be independent. The purpose of the Environmental, Sustainability, Heath and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Corporation and monitor and review the regulatory issues related to health, safety, the environment and sustainable development. The Environmental, Sustainability, Heath and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Corporation’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Corporation.

During the financial year ended December 31, 2020, the Environmental, Sustainability, Heath and Safety Committee met four times.

Assessment of Board Performance

Led by the independent Chair of the Corporate Governance and Nominating Committee, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the Corporate Governance and Nominating Committee is responsible for ensuring the questionnaire covers all necessary topics of discussion and for gathering the feedback from other directors or the Corporation.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed a Corporate Governance and Nominating Committee comprised solely of independent directors to provide a focus on governance that will enhance the Corporation’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The Corporate Governance and Nominating Committee will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The Corporate Governance and Nominating Committee will also develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, Management believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

Corporate Policies

Environmental & Sustainability, Health & Safety Policy

The Corporation is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Corporation’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Corporation will conduct all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Corporation operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla will ensure that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards. The full text of the Environment & Sustainability, Health & Safety Policy is available on the Corporation’s website at www.orlamining.com.

Corporate Social Responsibility Policy

The Corporation is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Corporation will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Corporation operates and (iv) contribute to the sustainable development of those communities.

Share Ownership Policy

The Corporation has adopted a Share Ownership Policy in order to align the interests of the officers and directors of the Corporation with those of the Corporation’s Shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The President and Chief Executive Officer is required to hold Common Shares having a value of at least three times his or her base salary, while the Chief Operating Officer and Chief Financial Officer are required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, restricted share units (“RSUs”) and deferred share units (“DSUs”), whether vested or not vested are included; however, unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of the Corporation are not counted toward the ownership guidelines set out in the Share Ownership Policy. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Share Ownership Policy is available on the Corporation’s website at www.orlamining.com.

Name	Number of Common Shares		Number of RSUs and DSUs	Value of Common Shares, RSUs and DSUs (1)	Share Ownership Requirement (2)		Requirement Met? (3)
Officers
Jason Simpson President and Chief Executive Officer	1,201,759		443,472	$8,931,217	$1,390,500		Yes
Etienne Morin Chief Financial Officer	169,170		203,642	$1,467,506	$540,000		Yes
Andrew Cormier Chief Operating Officer	75,200		Nil	$515,872	$600,000		N/A(3)
Non-Executive Directors
George Albino Director	247,500		89,421	$1,817,850	$75,000		Yes
Tim Haldane Director	117,750		89,421	$927,765	$75,000		Yes
Richard Hall Director	2,432,000		96,496	$16,811,020	$75,000		Yes
Charles Jeannes Director	2,575,100		164,692	$17,890,186	$150,000		Yes
Elizabeth McGregor Director	24,400		52,682	$263,811	$75,000		Yes
Jean Robitaille Director	2,324,450		82,345	$16,058,227	$75,000		Yes
David Stephens Director	12,500		69,468	$175,750	$75,000		Yes
Eric Colby Director	Nil	(4)	Nil	Nil	Nil	(4)	N/A(4)

Notes:

(1)	Calculated as at December 31, 2020. In the case of Common Shares, calculated using $6.86 and, in the case of the RSUs and DSUs, the value attributed to such RSUs and DSUs on the award date.

(2)	Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The President and Chief Executive Officer is required to hold Common Shares having a value of at least three times his or her base salary, while the Chief Operating Officer and Chief Financial Officer are required to hold Common Shares having a value of at least two times his or her base salary. For the purpose of calculating the value of the Common Shares, RSUs and DSUs, whether vested or not vested, are included.

(3)	Messrs. Simpson Morin and Stephens joined the Corporation in 2018, Ms. McGregor was appointed as a director of the Corporation in 2019, and Mr. Cormier joined the Corporation in 2020. Accordingly, each has five years from their respective dates of hire or appointment to satisfy the requirement.

(4)	Mr. Colby is an employee of Newmont and acts as Newmont’s nominee and, accordingly, he waived his annual base retainer in 2020 and is not subject to the share ownership requirements.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of directors. The full text of the Majority Voting Policy is available on the Corporation’s website at www.orlamining.com. See “Particulars of Matters to be Acted Upon – Election of Directors” for a summary of the Majority Voting Policy.

Corporate Disclosure Policy

The Corporation has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Corporation’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Corporation’s non-public material information. The full text of the Corporate Disclosure Policy is available on the Corporation’s website at www.orlamining.com.

Insider Trading Policy

The Corporation has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Corporation’s Insider Trading Policy have been implemented in order to prevent improper trading of the Corporation’s securities or of companies with which the Corporation may have a business relationship. The full text of the Insider Trading Policy is available on the Corporation’s website at www.orlamining.com.

Whistleblower Policy

For a summary of the Corporation’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above or see the full text available on the Corporation’s website at www.orlamining.com.

Clawback Policy

The Corporation has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Corporation and to ensure that incentive-based compensation paid by the Corporation is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The full text of the Clawback Policy is available on the Corporation’s website at www.orlamining.com.

Anti-Hedging Policy

The Corporation has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Corporation or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Corporation, to hedge or monetize transactions to lock in the value of holdings in the securities of the Corporation. Such transactions, while allowing the holder to own the Corporation’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Corporation. The full text of the Anti-Hedging Policy is available on the Corporation’s website at www.orlamining.com.

Diversity Policy

The Corporation is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Corporation has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Corporation recognizes the benefits arising from employee and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Corporation respects and values the perspectives, experiences, cultures and differences that employees possess. The full text of the Diversity Policy is available on the Corporation’s website at www.orlamining.com.

In accordance with the Diversity Policy, the Corporate Governance and Nominating Committee will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the Corporate Governance and Nominating Committee will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The Corporate Governance and Nominating Committee will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Corporation has established a Diversity Policy, which sets out guidelines by which the Corporation will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Corporation, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the Corporate Governance and Nominating Committee is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Board will proactively monitor the Corporation’s performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The Corporate Governance and Nominating Committee will follow its charter and consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long term plan for Board composition. The Corporate Governance and Nominating Committee will also consider the following with respect to recommending nominees for election to the Board:

•	competencies and skills each nominee will bring to the Board;

•	past business experience;

•	integrity;

•	industry knowledge;

•	ability to contribute to the success of the Corporation;

•	past experience of directors or Management with potential candidates;

•	expected contribution to achieving an overall Board which can function as a high performance team with sound judgment and proven leadership;

•	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

•	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Members of Designated Groups on the Board and in Executive Officer Positions

The Corporation has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time. Further to its Diversity Policy, the Corporation will continue to consider appropriate methods of achieving enhanced diversity at the Board level, including without limitation, changes to the Diversity Policy to include the adoption of a formal commitment to achieve a defined percentage of women on the Board within a defined timeframe.

There is currently one woman on the Board (11%) and no women in executive officer positions at the Corporation. There is one director on the Board (11%) who is a member of the Indigenous peoples.

Statement of Executive Compensation

Executive Compensation Discussion and Analysis

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2020 and each of the three other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2020, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers”).

The Named Executive Officers for the financial year ended December 31, 2020 were:

•	Jason Simpson, President and Chief Executive Officer;

•	Etienne Morin, Chief Financial Officer;

•	Andrew Cormier, Chief Operating Officer; and

•	Sylvain Guerard, Senior Vice-President, Exploration.

During the financial year ended December 31, 2020, there were no other executive officers or individuals acting in a similar capacity for the Corporation whose compensation was, individually, more than $150,000.

The Compensation Discussion and Analysis section of this Circular sets out the Corporation’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Corporation’s executive compensation arrangements. It also provides an analysis of the Corporation’s compensation design, and the decisions the Compensation Committee made in the financial year ended December 31, 2020, with respect to the Named Executive Officers.

Compensation Governance

When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the following objectives:

•	retaining an executive critical to the success of the Corporation and the enhancement of Shareholder value;

•	providing fair and competitive compensation;

•	balancing the interests of Management and Shareholders;

•	rewarding performance, both on an individual basis and with respect to the business in general; and

•	ensuring recognition of the fact that the Corporation carries on business with a small number of executive officers relative to other public companies of similar size.

For the financial year ended December 31, 2020, the Board and the Compensation Committee considered many factors when considering, reviewing and making recommendations for compensation arrangements for the Named Executive Officers. In determining the compensation level for each executive, the Compensation Committee looked at a variety of factors such as certain corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “Benchmarking” below.

The Compensation Committee

The Compensation Committee is comprised of three independent directors, being Messrs. Hall (Chair), Jeannes and Robitaille. During the year ended December 31, 2020, the Compensation Committee held three committee meetings. The primary goal of these meetings as they related to compensation matters was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers were aligned with the financial interest of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee has adopted a written mandate that governs its practices. See “Role of the Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Compensation Committee”.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Corporation’s compensation practices. Each of the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Corporation’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

Recommendations of Management

For the financial year ended December 31, 2020, the Compensation Committee consulted with the Chief Executive Officer regarding the Corporation’s annual business goals, objectives and achievements. In addition, the Compensation Committee consulted with the Chief Executive Officer regarding executive officer target short-term incentive awards and actual payouts, and long-term incentive grants, which the Compensation Committee then considered and recommended to the Board, as appropriate. The Chief Executive Officer did not make any recommendations with respect to his own compensation package, which was determined by the Compensation Committee directly for recommendation to the Board.

The Compensation Committee retains full decision-making authority and can exercise its discretion in modifying any of the consultations with or recommendations from the Chief Executive Officer prior to making its recommendations to the Board.

Role of the Compensation Committee and the Board

The Compensation Committee assists the Board in monitoring the Corporation’s guidelines and practices with respect to compensation and benefits and ensures that the Corporation’s compensation program is competitive and fair. With respect to compensation, the Compensation Committee’s responsibilities include, among other things:

•	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters;

•	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Corporation’s compensation and benefits programs generally, while considering the implications of any risks associated with the Corporation’s compensation policies and practices; and

•	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans.

In addition, the Compensation Committee reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the Compensation Committee.

For the financial year ended December 31, 2020, the Compensation Committee considered consultations with the Chief Executive Officer and considered and made recommendations to the Board for all executive compensation matters for 2020. The Board considered and granted final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer being made by the non-executive directors of the Board (being all Board members other than the Chief Executive Officer).

Independent Compensation Consultant

In the financial years ended December 31, 2020 and 2019, neither the Board nor the Compensation Committee retained a compensation consultant or advisor to assist the Board, the Compensation Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation; however, the Compensation Committee intends to do so during the financial year ended December 31, 2021.

Benchmarking

For compensation relating to the financial year ended December 31, 2020, the Compensation Committee selected a peer group for assessing compensation practices, which group was approved by the Board in March 2020. The selection of companies that make up the comparable group are intended to reflect a group of companies with which the Corporation competes for executive officers. The group was selected by identifying entities (i) with market capitalization ranging between $250 million and $1.5 billion, (ii) that are listed on the TSX, TSX Venture Exchange or the NYSE, and (iii) with projects at a similar stage of development as the Corporation, in similar geographies and with similar levels of complexities. The 2020 comparator group includes:

Liberty Gold Corp.	Pure Gold Mining Inc.
Silvercrest Metals Inc.	Sabina Gold & Silver Corp.
Victoria Gold Corp.	Marathon Gold Corp.
Premier Gold Mines Ltd.	Corvus Gold Inc.
Gold Standard Ventures Corp.	Americas Gold and Silver Corp.

The Compensation Committee reviewed market data for the peer group to determine and confirm the appropriate level of base salaries, short-term incentive plan, long-term incentive plan (“LTIP”) and total compensation for the Named Executive Officers. However, the Corporation did not engage in formal benchmarking and the Corporation did not position executive pay to reflect a single percentile within the peer group for each executive. While these general market comparisons represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive’s leadership, commitment to the Corporation’s values and potential for advancement.

Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Corporation’s compensation policies and practices. However, the Corporation does not believe that its compensation program for the financial year ended December 31, 2020 encouraged excessive or inappropriate risk taking as the Corporation’s employees received both fixed (salary) and variable compensation (discretionary bonus, RSUs and options) designed to balance the level of risk-taking while focusing on generating long-term value.

Policy on Purchase of Financial Instruments

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

Elements of Named Executive Officer Compensation

The compensation paid to the Named Executive Officers in any year may consist of three primary components:

Element of Compensation	Purpose of Element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Corporation’s compensation programs remain competitive in the industry and to determine other compensation elements and benefits.
Short-term Incentive	The objective of the short-term incentive plan is to reward Named Executive Officers for the achievement of annual corporate and individual goals.
Long-term Incentive	The purpose of the Corporation’s LTIP is to attract, retain and award Named Executive Officers who are expected to significantly contribute to the success of the Corporation, incentivize them to perform at a high level and reward the achievement of creating long-term shareholder value.

The Corporation believes that making a significant portion of the Named Executive Officers’ compensation both variable and long-term supports the Corporation’s executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, the Corporation emphasizes equity-based compensation to allow those most accountable for the Corporation’s long-term success to acquire and hold Common Shares. The key features of the three primary components of compensation are described below. The Corporation intends to implement a performance-based equity award plan in 2021.

Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, the peer group members described above) and a review of the performance of the Corporation as a whole and the role the executive officer played in such corporate performance.

Base salaries for the Named Executive Officers for the financial year ended December 31, 2020 and for the financial year ending December 31, 2021 are as follows:

Name and Position	Annual Base Salary 2020		Annual Base Salary 2021
Jason Simpson, President and Chief Executive Officer	$463,500		$475,000
Etienne Morin, Chief Financial Officer	$270,000		$292,000
Andrew Cormier, Chief Operating Officer	$300,000	(1)	$307,500
Sylvain Guerard, Senior Vice-President, Exploration	$250,000	(2)	$256,500

Notes:

(1)	Andrew Cormier was appointed Chief Operating Officer of the Corporation on April 16, 2020. The amount shown is an annualized amount of the base salary paid since his appointment.

(2)	Sylvain Guerard was appointed Senior Vice-President, Exploration of the Corporation on August 24, 2020. The amount shown is an annualized amount of the base salary paid since his appointment.

On March 18, 2021, the Board approved an increase in the base salary of the Chief Financial Officer to $292,000 and a general, market-based increase in the annual base salaries of the other Named Executive Officers of 2.5%.

Short-term Incentive Plan

Pursuant to the respective executive employment agreements, each of the Named Executive Officers is entitled to a target short-term incentive as a percentage of base salary as set out in the table below.

For the financial year ended December 31, 2020, short-term incentive awards were determined and awarded based on an assessment by the Compensation Committee of certain corporate and personal achievements. Each component may then have one or more objective and subjective goals with different weighting and measures.

The following is the short-term incentive award target as a percentage of base salary and the split between the corporate and personal components:

Position	Targeted Short-Term Incentive (% of Base Salary)	Corporate Objectives	Individual Performance
Chief Executive Officer	100%	80%	20%
Chief Financial Officer	50%	60%	40%
Chief Operating Officer	50%	60%	40%
Senior Vice-President, Exploration	50%	40%	60%

For the financial year ending December 31, 2021, the Board approved an increase in the short-term incentive award target for the Chief Financial Officer and Chief Operating Officer to 65% of base salary.

For the financial year ended December 31, 2020, the following corporate objectives were developed by the Chair of the Compensation Committee based on discussions with each of the executive officers. These corporate objectives were adopted and recommended by the Compensation Committee and approved by the Board:

2020 Corporate Objectives	Weight	Actual Score
Health & Safety: Lost time injury rate below 2 per 1,000,000 hours worked.	10%	5%
Environmental: No category 4 or 5 (serious through catastrophic) incidents as defined by the United States Environmental Protection Agency.	10%	10%
Community Affairs: Develop an effective sustainable community program.	20%	20%
Camino Rojo Project: Advance Camino Rojo project in accordance with approved plans and budgets.	40%	36%
Exploration and Study Work: Complete trade-off studies for the Camino Rojo sulphide resources and drilling of regional targets. Conduct exploration drilling to support maiden mineral resource for Caballito copper-gold deposit.	20%	14%
Total	100%	85%

Performance against the corporate objectives was assessed by the Compensation Committee at the end of the 2020 financial year based on its review of the achievement of the objective and subjective criteria noted above. It was determined that the Named Executive Officers had either executed on or substantially advanced successfully each of the corporate objectives during the course of the year. Some of the objectives relied on certain components that were out of the control of the Named Executive Officers, such as the impact of COVID-19 on the timing of certain deliverables. It was determined that such individuals had successfully taken the necessary steps to achieve these objectives. Despite the challenging environment faced in 2020 due to COVID-19, including travel restrictions and stay-at-home orders in various jurisdictions in which the Corporation operates, the Corporation concluded the year with a good safety and environmental record, maintained support of local communities through various programs including providing safety and personal protective equipment and test kits to assist with the fight against COVID-19. The Corporation completed a $75 million financing and received final permits for the construction of the Camino Rojo Oxide Project, which resulted in the start of earthworks in November 2020. Lastly, following the lifting of some travel restriction, the Corporation was able to resume its exploration program in the fourth quarter of 2020.

Together with the Chair of the Compensation Committee, each executive also developed personal component objectives for 2020 that reflected strategic annual operational advancements, financial system implementation and improvements, development of internal teams and overall focus of leadership and communication of the executive team. The personal objectives were adopted and recommended by the Compensation Committee and approved by the Board.

Achievement of the personal objectives was based on an assessment by the Compensation Committee at the end of the 2020 financial year, including through consultations with the Named Executive Officers on an as-needed basis. It was determined that most, but not all, of the personal objectives had been met and the Board weighted each objective according to its rate of success to determine the awards.

On the recommendation of the Compensation Committee, as approved by the Board, short-term incentives awarded for the Named Executive Officers for the financial year ended December 31, 2020 were determined and awarded as follows:

Name and Position	Targeted Award (% of Base Salary)	Corporate Score	Individual Score	Overall Weighted Score	Award	Actual Award (% of Base Salary)
Jason Simpson, President and Chief Executive Officer	100%	85%	91%	86.2%	$399,500	86.2%
Etienne Morin, Chief Financial Officer	50%	85%	96%	89.4%	$120,700	44.7%
Andrew Cormier, Chief Operating Officer	50%	85%	85%	85.0%	$90,300	42.5	%(1)
Sylvain Guerard, Senior Vice-President, Exploration	50%	85%	100%	94.0%	$39,200	47.0	%(1)

Note:

(1)	Percentage of base salary is calculated on an annualized basis. Mr. Cormier joined the Corporation on April 16, 2020 and Mr. Guerard joined the Corporation on August 24, 2020. Awards have been pro-rated for the time worked during 2020.

Long-term Incentive Plan

The Corporation’s LTIP is an element of compensation that allows the Corporation to incentivize and retain its Named Executive Officers for their sustained contributions to the Corporation. These awards reward performance and continued employment by a Named Executive Officer, with associated benefits to Orla of attracting, motivating and retaining employees. The Corporation believes that a LTIP provides Named Executive Officers with a strong link to long-term corporate performance and the creation of shareholder value and the LTIP bonus payment is at the discretion of the Board. The LTIP aligns the interests of the Named Executive Officers with those of Shareholders by linking a significant portion of the executive’s total pay opportunity to share price performance, therefore providing long-term accountability.

The Compensation Committee adopted a target LTIP grant based on a percentage of base salary for each Named Executive Officer, and allocated among stock options and RSUs as follows:

Position	Targeted LTIP (% of Base Salary)	Stock Options	RSUs
Chief Executive Officer	150%	40%	60%
Chief Operating Officer	100%	40%	60%
Chief Financial Officer	100%	40%	60%
Senior Vice-President, Exploration	40%	40%	60%

On the recommendation of the Compensation Committee, as approved by the Board, stock option and RSU grants for the Named Executive Officers for the financial year ended December 31, 2020 were determined and awarded as follows:

Name and Position	Stock Options Awarded	Value of Stock Options Awarded		RSUs Awarded(3)	Value of RSUs Awarded(3)
Jason Simpson President and Chief Executive Officer	318,192	$278,100	(1)	188,756		$417,000
Etienne Morin Chief Financial Officer	123,570	$108,000	(1)	73,303		$162,000
Andrew Cormier Chief Operating Officer	600,000	$616,265	(2)	Nil	$	Nil
Sylvain Guerard Senior Vice-President, Exploration	200,000	$534,700	(4)	Nil	$	Nil

Notes:

(1)	The grant date fair value of stock options is calculated using the Black-Scholes methodology. These options are exercisable at a price of $2.21 until March 24, 2025. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate – 0.68%; expected life – five years; expected annualized volatility – 45%; expected dividend rate – nil. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.

(2)	The grant date fair value of stock options is calculated using the Black-Scholes methodology. These options are exercisable at a price of $2.39 until April 16, 2025. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate – 0.41%; expected life – five years; expected annualized volatility – 50%; expected dividend rate – nil. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.

(3)	The RSUs awarded reflect the annual grant in 2020. The values were calculated using the market value at grant date being $2.21, consistent with the approach used in the Corporation’s audited financial statements.

(4)	The grant date fair value of stock options is calculated using the Black-Scholes methodology. These options are exercisable at a price of $6.03 until August 24, 2025. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rate – 0.31%; expected life – five years; expected annualized volatility – 52%; expected dividend rate – nil. The Corporation chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Corporation’s audited financial statements.

10% Rolling Stock Option Plan

The Corporation’s existing 10% rolling Stock Option Plan was implemented to provide effective incentives to senior officers, directors, employees (including management company employees) or consultants of the Corporation or its subsidiaries (the “Eligible Persons”) and to enable the Corporation to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Corporation. Upon exercise of an option, subject to the terms of the Stock Option Plan, such holder is entitled to receive one Common Share. As at April 6, 2021, there were 9,975,874 options outstanding under the Stock Option Plan, representing 4.2% of the outstanding Common Shares and 9,775,500 options remain available for grant (after taking into account the outstanding RSUs and DSUs), representing 4.1% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), shall not exceed 5% of the issued and outstanding Common Shares. In addition, the maximum number of Common Shares which may be reserved for issuance under options granted to insiders (as a group) under the Stock Option Plan, together with any other of the Corporation’s previously established and outstanding stock option plans or grants, shall be 10% of the Common Shares. Accordingly, a maximum of 9,775,500 options remain available for grant to insiders (representing 4.1% of the outstanding Common Shares).

All options granted by the Corporation to date have had a term of five years expiring on the fifth anniversary of the date of the grant, with vesting conditions being one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary of the grant.

The following table sets out the burn rate of stock options for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate(1)
2020	2,233,438	217,146,000	1.0%
2019	2,199,322	182,619,000	1.2%
2018	3,841,505	176,748,000	2.2%

Notes:

(1)	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

For a description of the material terms of the Stock Option Plan, see Schedule “B”.

Restricted Share Unit Plan

The Corporation’s restricted share unit plan (“RSU Plan”) dated April 2, 2020, was approved by Shareholders at the annual meeting held on May 13, 2020, and was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Corporation due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share. The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118 Common Shares (being 1.1% of the outstanding Common Shares).

The RSU Plan replaced the prior restricted share unit plan (the “Prior RSU Plan”) as the only restricted share unit plan of the Corporation. All prior grants made under the Prior RSU Plan remain subject to the terms of such plan, however, no further grants are permitted to be made under the Prior RSU Plan and such plan will be terminated once the existing grants have vested or been forfeited.

As at April 6, 2021, a total of 1,773,177 RSUs had been granted under the RSU Plan and the Prior RSU Plan, of which 790,506 RSUs remain outstanding, representing 0.3% of the outstanding Common Shares, and 1,226,823 RSUs remain available for grant under the RSU Plan, representing 0.5% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares. In addition, the maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan, or together with any other security-based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security-based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU in any financial year). Accordingly, a maximum of 1,226,823 RSUs remain available for grant to insiders (representing 0.5% of the outstanding Common Shares).

RSUs vest one-third on each of the first, second and third anniversary of the date of grant.

The following table sets out the burn rate of RSUs since adoption of the RSU Plan:

Year	RSUs Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
2020	320,447	217,146,000	0.1%
2019	849,639	182,619,000	0.5%
2018	368,000	176,748,000	0.2%

For a description of the material terms of the RSU Plan, see Schedule “B”.

Benefit Plans

As of January 1, 2019, the Corporation provides a group benefit plan to the employees of the Corporation in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Corporation does not provide any post-retirement benefits to any of the Named Executive Officers or employees of the Corporation.

Pension Plans

The Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

Performance Graph

The following table and graph compare the cumulative total Shareholder return for $100 invested in Common Shares of the Corporation from December 31, 2015 to December 31, 2020 against the cumulative shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period.

	December 2015	December 2016	December 2017	December 2018	December 2019	December 2020
Orla Mining Ltd.	100.00	914.29	1,271.43	750.00	1,428.57	4,900.00
S&P/TSX Composite Index	100.00	117.51	124.59	109.32	131.96	134.00
S&P/TSX Global Gold Index	100.00	143.29	144.19	135.31	191.21	232.68

On June 10, 2015, at the annual and special shareholders meeting, the shareholders of the Corporation approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” and unanimously voted in favor of the proposed Director nominees. This name change and election of the Board of Directors marked the start of the Corporation as it exists today. Since that time, the Corporation has undergone two significant acquisitions, being (i) the acquisition of Pershimco Resources Inc. and the Cerro Quema project located in Los Santos Province, Panama in December 2016, and (ii) the acquisition of the Camino Rojo project located in Zacatecas State, Mexico in November 2017. During 2018, the Corporation completed a $30 million bought deal offering, appointed Jason Simpson as Chief Executive Officer and Etienne Morin as Chief Financial Officer, and announced the results of a preliminary economic assessment on the Camino Rojo Oxide project. In addition, on November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSX Venture Exchange. During 2019, Orla released the results of a feasibility study on its Camino Rojo gold project and entered into a project finance facility with Trinity Capital Partners Corporation and a syndicate of lenders for US$125 million. Concurrent to the announcement of the facility, Orla received the Change of Land Use permit, one of the two key permits for the construction of the Camino Rojo project. During 2020, despite the challenges arising from the COVID-19 pandemic, the Corporation continued its growth and achieved a number of significant milestones, including approval of its environmental impact statement at the Camino Rojo project, the second key permit required to commence construction, drawdown of the second tranche under its project finance facility, completion of a $75 million bought deal offering, appointment of Andrew Cormier as Chief Operating Officer and expansion of the project development team, entered into the definitive layback agreement with Fresnillo plc, and commenced trading on the NYSE.

During the periods indicated, the total return to shareholders has generally outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. Over the same period, Orla saw an increase in the scope and complexity of its operations as it completed the various acquisitions and transitioned to a more advanced development company. Consequently, aggregate total compensation awarded to the current Named Executive Officers has increased significantly since 2015. The Compensation Committee considers that the increase in compensation over the period is appropriate given the increase in scope and complexity of the Corporation’s operations and the achievements made during this time.

The Compensation Committee remains committed to ensuring that its executive compensation program is aligned with Shareholder values and rewards performance. Equity-based compensation represents a significant portion of each Named Executive Officer’s total compensation, and is considered to be performance-based, at-risk compensation. Accordingly, its value will naturally fluctuate along with any fluctuations in the market performance of the Common Shares.

The Compensation Committee believes that the Corporation’s short- and long-term programs continue to align executive pay with the performance objectives required to create and maintain Shareholder value.

Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2020, 2019, and 2018.

						Non-Equity Incentive Plan Compensation (4)
Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)	Share-based awards (2) ($)		Option- based awards (3) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Jason Simpson	2020	$463,500	$417,000		$278,100	$399,500	Nil	Nil	Nil	$1,558,100
President and Chief Executive	2019	$450,000	$405,000		$270,000	$401,400	Nil	Nil	Nil	$1,526,400
Officer (5)	2018	$61,250	$537,000	(6)	$595,300	$56,250	Nil	Nil	Nil	$1,249,800
Etienne Morin	2020	$270,000	$162,000		$108,000	$120,700	Nil	Nil	Nil	$660,700
Chief Financial	2019	$250,000	$150,000		$100,000	$119,000	Nil	Nil	Nil	$619,000
Officer (7)	2018	$150,000	$135,000		$429,937	$110,700	Nil	Nil	Nil	$825,637
Andrew Cormier	2020	$212,500	$Nil		$616,265	$90,300	Nil	Nil	$50,000	$969,065
Chief Operating	2019	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Officer (8)	2018	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Sylvain Guerard	2020	$89,080	Nil		$534,700	$39,200	Nil	Nil	$25,000	$687,980
Senior Vice-President,	2019	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Exploration (9)	2018	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Financial years ended December 31.

(2)	Reflects value of RSUs granted and in the case of Mr. Simpson for 2018 compensation, also includes the value of the CEO Bonus Shares (as defined below), as detailed in footnote 6 below.

(3)	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2020 are presented on page 40.

(4)	The figures presented are for amounts earned in respect of the year, paid in the subsequent year.

(5)	Mr. Simpson was appointed President and Chief Executive Officer of the Corporation on November 12, 2018. Mr. Simpson is also a director of the Corporation and does not receive any additional compensation for that role.

(6)	The Board approved a one-time award of 1,000,000 Common Shares (the “CEO Bonus Shares”) on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares had staged vesting restrictions based upon the Corporation’s achievement of a 30-day volume weighted average trading price levels on the TSX of $2.00, $3.00, $4.00 and $5.00, each allowing for the vesting of 250,000 bonus shares respectively. These CEO Bonus Shares have a grant date fair value estimated at $537,000 which value is consistent with the approach used in the Corporation’s audited financial statements.

(7)	Mr. Morin was appointed Chief Financial Officer of the Corporation on April 30, 2018. For 2018, the above table reflects actual compensation paid to Mr. Morin during 2018.

(8)	Mr. Cormier was appointed Chief Operating Officer of the Corporation on April 16, 2020. The above table reflects actual compensation paid to Mr. Cormier during 2020.

(9)	Mr. Guerard was appointed Senior Vice-President, Exploration of the Corporation on August 24, 2020. The above table reflects actual compensation paid to Mr. Guerard during 2020.

Named Executive Officers – Outstanding Option-Based Awards

The table below reflects the incentive plan awards outstanding for the Named Executive Officers as at December 31, 2020.

	Option-Based Awards				Share-Based Awards
Name and Principal Occupation	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the-Money Options(2) ($)	Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of Unvested RSUs(3) (#)	Market Value of Unvested RSUs(5) ($)
Jason Simpson	1,000,000	$1.30	Nov 13, 2023	$5,560,000
President and Chief	573,248	$1.06	Mar 29, 2024	$3,324,838	Nil	(4)	$ Nil	$ Nil	443,472		$3,042,218
Executive Officer	318,192	$2.21	Mar 24, 2025	$1,479,593
Etienne Morin	600,000	$1.25	May 31, 2023	$3,366,000
Chief Financial	159,292	$1.25	Jun 27, 2023	$893,628	Nil		N/A	N/A	203,642		$1,396,984
Officer	212,314	$1.06	Mar 29, 2024	$1,231,421
	123,570	$2.21	Mar 24, 2025	$574,601
Andrew Cormier Chief Operating Officer	600,000	$2.39	Apr 16, 2025	$2,682,000	Nil		N/A	N/A	Nil	$	Nil
Sylvain Guerard Senior Vice-President, Exploration	200,000	$6.03	Aug 24, 2025	$166,000	Nil		N/A	N/A	Nil	$	Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.

(2)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2020 of $6.86 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	These RSUs vest as to one third each on the first, second, and third anniversary dates of award.

(4)	The Board approved a one-time award of 1,000,000 CEO Bonus Shares on November 12, 2018 to Mr. Simpson in consideration for Mr. Simpson acting as President and Chief Executive Officer and director of the Corporation. The CEO Bonus Shares had staged vesting restrictions in four tranches of 250,000 each based upon the Corporation’s achievement of a 30-day volume weighted average trading price of $2.00, $3.00, $4.00 and $5.00, respectively, on the TSX, at which times a specified portion of the CEO Bonus Shares became issuable to Mr. Simpson. During the year ended December 31, 2020, all four tranches vested, and accordingly, 1,000,000 Common Shares were issued to Mr. Simpson. No further CEO Bonus Shares were outstanding at December 31, 2020.

(5)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2020 of $6.86.

The Corporation did not re-price any stock options during the year ended December 31, 2020, or at any time prior to then.

Named Executive Officers – Incentive Award Plan – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each Named Executive Officer during the financial year ended December 31, 2020.

Name and Principal Position of Named Executive Officer	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (3) ($)
Jason Simpson President and Chief Executive Officer	$1,918,868	$4,621,086	$399,500
Etienne Morin Chief Financial Officer	$643,684	170,499	$120,700
Andrew Cormier Chief Operating Officer	Nil	Nil	$90,300
Sylvain Guerard Senior Vice-President, Exploration	Nil	Nil	$39,200

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
(2)	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs (or in the case of Mr. Simpson, includes the CEO Bonus Shares). This amount is calculated using the closing market price of the Common Shares on the dates on which the restricted periods of the RSUs expired (or the CEO Bonus Shares became issuable) during the year ended December 31, 2020.
(3)	Reflects the annual bonus paid to each Named Executive Officer. These amounts were paid in 2021 in respect of 2020 performance.

Termination and Change of Control Benefits

Jason Simpson, President and Chief Executive Officer

The employment agreement dated October 14, 2018, between the Corporation and Mr. Simpson provides that if the Corporation terminates Mr. Simpson’s employment without cause or in the event Mr. Simpson terminates for good reason (as defined in the employment agreement), Mr. Simpson will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. In addition, any unvested stock options shall immediately vest upon notification of termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Simpson for good reason, Mr. Simpson will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period.

Mr. Simpson’s agreement contains non-competition and non-solicitation restrictions.

Etienne Morin, Chief Financial Officer

The employment agreement dated March 13, 2018, between the Corporation and Mr. Morin provides that if the Corporation terminates Mr. Morin’s employment without cause or in the event Mr. Morin terminates for good reason (as defined in the employment agreement), Mr. Morin will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Morin for good reason, Mr. Morin will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period.

Mr. Morin’s agreement contains non-competition and non-solicitation restrictions.

Andrew Cormier, Chief Operating Officer

The employment agreement dated April 7, 2020, between the Corporation and Mr. Cormier provides that if the Corporation terminates Mr. Cormier’s employment without cause or in the event Mr. Cormier terminates for good reason (as defined in the employment agreement), Mr. Cormier will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Cormier for good reason, Mr. Cormier will be entitled to an amount equal to 24 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 24-month period.

Mr. Cormier’s agreement contains non-competition and non-solicitation restrictions.

Sylvain Guerard, Senior Vice-President, Exploration

The employment agreement dated July 30, 2020, between the Corporation and Mr. Guerard provides that if the Corporation terminates Mr. Guerard’s employment without cause or in the event Mr. Guerard terminates for good reason (as defined in the employment agreement), Mr. Guerard will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned through that 12-month period based on the average annual bonus in the three years immediately preceding termination. If there is a change of control (as defined in the employment agreement), and within 12 months of such change of control, there is a termination by the Corporation without cause or termination by Mr. Guerard for good reason, Mr. Guerard will be entitled to an amount equal to 12 months of his base salary plus a lump sum payment equal to the bonus he would have earned though that 12-month period.

Mr. Guerard’s agreement contains non-competition and non-solicitation restrictions.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2020, the severance payments that would be payable to each of the Named Executive Officers would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and Chief Executive Officer	$950,000	$1,900,500
Etienne Morin, Chief Financial Officer	$438,000	$876,500
Andrew Cormier, Chief Operating Officer	$461,500	$922,500
Sylvain Guerard, Senior Vice President, Exploration	$384,500	$384,500
Total:	$2,234,000	$4,084,000

Director Compensation

The objective of the Corporation’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Corporation. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Policy.”

Upon recommendation of the Compensation Committee, the Board has approved a compensation package for directors as follows:

(i)	an annual retainer for each non-executive director (other than the Chair) of $25,000 (payable in quarterly amounts of $6,250) for acting as directors of the Corporation;

(ii)	an annual retainer for the Chair of $50,000 (payable in quarterly amounts of $12,500) for acting as Chair of the Board;

(iii)	an additional annual retainer for the Chair of the Audit Committee of $10,000 (payable in quarterly amounts of $2,500) for acting as the Chair of such committee;

(iv)	an additional annual retainer for the Chair of the Compensation Committee of $10,000 (payable in quarterly amounts of $2,500) for acting as the Chair of such committee;

(v)	an additional annual retainer for the Chair of the Environmental, Sustainability, Health and Safety Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee; and

(vi)	an additional annual retainer for the Chair of the Corporate Governance & Nominating Committee of $5,000 (payable in quarterly amounts of $1,250) for acting as the Chair of such committee.

Share-based awards and option-based awards are determined based on a factor representing 300% of the Director’s base annual retainer earned during the year and are allocated equally between stock options and DSUs.

The following table sets out certain information respecting the compensation paid to non-executive directors (being those directors of the Corporation who were not Named Executive Officers) during the financial year ended December 31, 2020:

Director’s Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(1) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Charles Jeannes	$50,000	$75,000	$75,000	Nil	Nil	Nil		$200,000
George Albino	$30,000	$37,500	$37,500	Nil	Nil	Nil		$105,000
Eric Colby (3)	Nil	Nil	Nil	Nil	Nil	Nil	$	Nil
Tim Haldane	$30,000	$37,500	$37,500	Nil	Nil	Nil		$105,000
Richard Hall	$35,000	$37,500	$37,500	Nil	Nil	Nil		$110,000
Elizabeth McGregor	$35,000	$37,500	$37,500	Nil	Nil	Nil		$110,000
Jean Robitaille	$25,000	$37,500	$37,500	Nil	Nil	Nil		$100,000
David Stephens	$25,000	$37,500	$37,500	Nil	Nil	Nil		$100,000

Notes:

(1)	Share-based awards and option-based awards are determined based on a factor representing 300% of the Director’s base annual retainer earned during the year and are allocated equally between stock options and DSUs.

(2)	The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation: risk-free interest rate – 0.68%; expected life – five years; expected annualized volatility – 45%; expected dividend rate – Nil. This is consistent with the methodology used by the Corporation in its audited financial statements.
(3)	Mr. Eric Colby was appointed to the Board in December 2020 and is the director nominee of Newmont. As an employee of Newmont, he voluntarily waived all compensation entitlements in 2020.

Directors – Option-Based and Share-Based Awards

The table below reflects the incentive plan awards for each non-executive director outstanding as at December 31, 2020.

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In- the- Money Options (1) ($)		Number of Shares or Units That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested(2) ($)		Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)		Number of DSUs(3) (#)	Market Value of Unvested DSUs (3) ($)
Charles Jeannes	600,000 132,743 159,236 85,812	$ $ $ $	1.39 1.25 1.06 2.21	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024 Mar 24, 2025	$ $ $ $	3,282,000 744,688 923,569 399,026	500,000	(4)		$3,430,000	$	Nil	164,692	$1,129,787
George Albino	66,372 95,541 42,906	$ $ $	1.25 1.06 2.21	Jun 27, 2023 Mar 29, 2024 Mar 24, 2025	$ $ $	372,347 554,138 199,513	Nil		$	Nil	$	Nil	89,421	$613,428
Tim Haldane	300,000 66,372 95,541 42,906	$ $ $ $	1.39 1.25 1.06 2.21	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024 Mar 24, 2025	$ $ $ $	1,641,000 372,347 554,138 199,513	Nil		$	Nil	$	Nil	89,421	$613,428
Richard Hall	300,000 66,372 111,465 42,906	$ $ $ $	1.39 1.25 1.06 2.21	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024 Mar 24, 2025	$ $ $ $	1,641,000 372,347 646,497 199,513	Nil		$	Nil	$	Nil	96,496	$661,963
Elizabeth McGregor	103,212 42,906	$ $	1.65 2.21	Aug 13, 2024 Mar 24, 2025	$ $	537,735 199,513	Nil		$	Nil	$	Nil	52,682	$361,400
Jean Robitaille	300,000 66,372 79,618 42,906	$ $ $ $	1.39 1.25 1.06 2.21	Jun 23, 2022 Jun 27, 2023 Mar 29, 2024 Mar 24, 2025	$ $ $ $	1,641,000 372,347 461,784 199,513	Nil		$	Nil	$	Nil	82,345	$564,887
David Stephens	117,450 42,906	$ $	1.00 2.21	May 15, 2024 Mar 24, 2025	$ $	688,257 199,513	Nil		$	Nil	$	Nil	69,468	$476,550
Eric Colby	Nil		N/A	N/A		N/A	Nil		$	Nil	$	Nil	Nil	N/A

Notes:

(1)	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2020 of $6.86 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	Calculated using market price at December 31, 2020 of $6.86.
(3)	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (as there are no unvested DSUs). The unredeemed value of DSUs is calculated using the closing market price of the Common Shares on the TSX on December 31, 2020 of $6.86.
(4)	Upon the recommendation of the Compensation Committee, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSXV on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director following June 18, 2020.

Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Corporation with respect to each non-executive director of the Corporation during the financial year ended December 31, 2020.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)		Share-Based Awards – Value Vested During the Year (2) ($)		Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Charles Jeannes		$161,838		$75,000	$	Nil
George Albino		$86,175		$37,500	$	Nil
Tim Haldane		$86,175		$37,500	$	Nil
Richard Hall		$91,430		$37,500	$	Nil
Elizabeth McGregor		$166,171		$37,500	$	Nil
Jean Robitaille		$80,920		$37,500	$	Nil
David Stephens		$108,446		$37,500	$	Nil
Eric Colby	$	Nil	$	Nil	$	Nil

Notes:

(1)	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
(2)	“Value vested during the year” for share based awards means the aggregate dollar value of the Common Shares that would be issued on the vesting of the DSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on the dates on which the DSUs were awarded.

Deferred Share Unit Plan

The Corporation’s existing deferred share unit plan (the “DSU Plan”) which, among other things, provides for the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates, as further described below. Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive one Common Share. The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 0.8% of the outstanding Common Shares). As at April 6, 2021, there are 707,028 DSUs outstanding under the DSU Plan, representing 0.3% of the outstanding Common Shares, and 1,292,972 DSUs remain available for grant, representing 0.5% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12-month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. Accordingly, a maximum of 1,292,972 DSUs remain available for grant to insiders (representing 0.5% of the outstanding Common Shares).

DSUs vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation.

The following table sets out the burn rate of DSUs since adoption of the DSU Plan:

Year	DSUs Granted	Weighted Average Securities Outstanding	Burn Rate
2020	135,745	217,146,000	0.1%
2019	328,780	182,619,000	0.2%
2018	180,000	176,748,000	0.1%

For a description of the material terms of the DSU Plan, see Schedule “B”.

Securities Authorized for Issuance Under the
Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2020, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	10,013,374	(1)	$1.60	9,734,250	(1)
	RSUs	790,506		N/A	1,226,823	(2)
	DSUs	707,028		N/A	1,292,972	(3)
	Total	11,510,908		N/A	12,254,045
Equity compensation plans not approved by securityholders	Stock options	Nil		N/A	Nil
	Bonus shares	500,000		N/A	Nil
Total:		12,010,908			12,254,045

Notes:

(1)	The aggregate number of Common Shares reserved for issuance in respect of all outstanding stock options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis).
(2)	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,000,000 Common Shares.
(3)	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares.

Indebtedness of Directors and Executive Officers

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Corporation is as at the date hereof, or has been, during the financial year ended December 31, 2020, indebted to the Corporation or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

SHAREHOLDER PROPOSALS

The CBCA permits certain eligible shareholders to submit shareholder proposals to the Corporation, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders in 2022 is January 6, 2022. It is the Corporation’s position that Shareholder proposals need be recognized only if made in accordance with the provisions of the CBCA.

Additional Information

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements for the year ended December 31, 2020 and 2019, and related and management’s discussion and analysis which can be found under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or on the Corporation’s website at www.orlamining.com. Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 202 - 595 Howe St, Vancouver, British Columbia, V6C 2T5.

Approval of Directors

The contents and the sending of this Circular have been approved by the directors of the Corporation and a copy of this Circular has been sent to each director, the auditor of the Corporation and each Shareholder entitled to notice of the Meeting.

DATED as of the 6th day of April, 2020.

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

Schedule “A”

BOARD MANDATE

See attached.

A-1

ORLA MINING LTD.

MANDATE OF THE BOARD OF DIRECTORS

INTRODUCTION

The directors of Orla Mining Ltd. (the “Company” or “Orla”) are elected by the Company’s shareholders and are responsible for the stewardship of the business and affairs of the Company. The board of directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the long-term operational and financial goals and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

1.       DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Orla’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

(a)	The Board is responsible for approving the appointment of Orla’s Chief Executive Officer and other senior officers. The Compensation Committee is responsible for approving the compensation of the Chief Executive Officer and the other executive officers, senior management and key personnel of the Company.

(b)	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

(c)	The Board oversees that succession planning programs are in place, including the appointment and monitoring of senior management. The Board is responsible for approving succession plans for the Chief Executive Officer and the other senior officers of the Company.

Board Organization

(a)	The Board is responsible for managing its own affairs including approving its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee appointments and committee mandates.

(b)	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation matters relating to the Board, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(a)	The Board has oversight responsibility to participate directly, and through its committees, in developing, reviewing and approving the business objectives and goals of the Company.

(b)	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals.

(c)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

(d)	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view of maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate objectives and management performance.

(b)	The Board is responsible for:

(i)	monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(ii)	taking action when Orla’s performance falls short of its goals, or when other special circumstances warrant.

(c)	The Board is responsible for reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management’s discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and annual information form.

(d)	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under Orla’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material assets and material expenditures.

Risk Management

(a)	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders.

Environmental Oversight

(a)	The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws.

Policies and Procedures

(a)	The Board is responsible for:

(i)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

(ii)	approving policies and procedures designed to ensure that Orla operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

(b)	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

(a)	The Board will review from time to time as circumstances warrant the Company’s corporate disclosure procedures to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

(b)	The Board is responsible for:

(i)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(iii)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(iv)	reporting annually to shareholders on its stewardship for the preceding year; and

(v)	overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

2.       ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Board on August 10, 2020.

Schedule “B”

EQUITY COMPENSATION PLAN SUMMARIES

10% Rolling Stock Option Plan

The following provides a summary of the Stock Option Plan. The below summary is qualified in its entirely by the full text of the Stock Option Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan.

The Stock Option Plan provides that the aggregate number of Common Shares of the Corporation which may be available for issuance under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, will not exceed 10% of the total number of Common Shares of the Corporation issued and outstanding from time to time.

(a)	The maximum aggregate number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan, together with Common Shares issuable under all security based compensation arrangements, shall not exceed 5% of the issued and outstanding shares of the Corporation, calculated on the date an option is granted to such individual (on a non-diluted basis).

(b)	The maximum number of Common Shares which may issuable at any time to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Corporation, shall be 10% of the issued and outstanding Common Shares at the time of the grant (on a non-diluted basis).

(c)	The maximum number of Common Shares which may be issued within any one year period to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Corporation, shall be 10% of the issued and outstanding Common Shares.

(d)	The maximum equity value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Corporation, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of stock options granted under the Stock Option Plan.

The exercise price for the Common Shares of the Corporation under each option shall be determined by the Board on the basis of the “market price”, where “market price” shall mean the prior trading day closing price of the Common Shares on the TSX, and where there is no such closing price or trade on the prior trading day, “market price” shall mean the average of the daily high and low board lot trading prices of the Common Shares on the TSX for the five immediately preceding trading days. Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Corporation along with payment in cash or certified cheque for the full amount of the purchase price of the Common Shares then being purchased. The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to participants for the exercise or settlement of awards under the Stock Option Plan.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is 10 years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired options held by such optionee for a period of 90 days (or until the normal expiry date of the option rights of such optionee if earlier) from the date of cessation (unless such period is extended by the Board). In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death (or until the normal expiry date of the option rights of such optionee if earlier). If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Stock Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option expires during, or within 48 hours of a trading blackout period imposed by the Corporation, and neither the Corporation nor the individual in possession of the options is subject to a cease trade order in respect of the Corporation’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If a bona fide offer ( an “Offer”) for Common Shares is made to shareholders of the Corporation generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of applicable Canadian securities laws, all optioned shares subject to such stock option will become vested and the stock option may be exercised in whole or in part so as to permit the optionee to tender the optioned shares received upon such exercise, pursuant to the Offer.

In the event of (i) a Change of Control (as defined in the Stock Option Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Eligible Person for any reason other than just cause, or the Eligible Person resigns for “Good Reason” as defined in the employment agreement then all of a that person’s stock options will immediately vest on the date of such termination. In such event, all vested stock options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the person and the Corporation. If the person elects to exercise its stock options following a Change of Control, the holder of stock options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which the holder was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the holder been the registered holder of the number of Common Shares to which it was entitled to purchase upon exercise of such stock options.

The Board may terminate, discontinue or amend the Stock Option Plan at any time, provided that, without the consent of an option holder, such termination, discontinuance or amendment may not in any manner adversely affect such optionee’s rights under any stock option granted under the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Stock Option Plan or options under the Stock Option Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the Stock Option Plan, other than adjustments by virtue of Section 15 of the Stock Option Plan;

(b)	amendments to reduce the exercise price, or cancel and reissue stock options;

(c)	amendments that extend the term of a stock option beyond the original expiry;

(d)	amendments to the definition of “Eligible Persons” under the Stock Option Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation in Section 5 of the Stock Option Plan;

(e)	amendments to Section 14 of the Stock Option Plan that would permit stock options, or any other right or interest of an optionee under the Stock Option Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(f)	amendments to the amendment provisions in Section 21 of the Stock Option Plan; or

(g)	amendments to the participation limits in Section 5 of the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Stock Option Plan or options under the Stock Option Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the exercise procedures or vesting provisions of a stock option or the Stock Option Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	to the take-over bid provisions provided for in Section 16 of the Stock Option Plan or the change of control provisions provided for in Section 17 of the Stock Option Plan. For greater certainty, any change made to Section 16 of the Stock Option Plan or Section 17 of the Stock Option Plan shall not allow optionees to be treated any more favourably than other holders of Common Shares with respect to the consideration that the optionees would be entitled to receive for their Common Shares in the event of a take-over bid or upon a Change of Control;

(e)	amendments to reflect changes to applicable securities laws; and

(f)	amendments to ensure that the stock options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a person to whom a stock option has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Pursuant to the TSX Company Manual, the following amendments will continue to be subject to security holder approval, notwithstanding the amendment provisions included in the Stock Option Plan: (i) any increase in the number of securities reserved for issuance under a plan or plan maximum; (ii) any reduction in exercise price of options or purchase price of other entitlements which benefits an insider; (iii) any amendment that extends the term of options or other entitlements beyond the original expiry and that benefits an insider of the issuer; (iv) any amendment to remove or exceed the insider participation limits; and (v) amendments to an amending provision within a security-based compensation arrangement. In addition, the TSX requires that the exercise price for any stock option granted under a security-based compensation arrangement or otherwise, must not be lower than the market price of the securities at the time the option is granted.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.

Restricted Share Unit Plan

The following provides a summary of the RSU Plan. The below summary is qualified in its entirely by the full text of the RSU Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the Compensation Committee which administers the RSU Plan to eligible employees, directors, officers and consultants of the Corporation or an affiliate as remuneration to such participant, as determined in the sole and absolute discretion of the Compensation Committee. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date. The Compensation Committee shall from time to time determine the participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grant and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Corporation and any other factors which the Compensation Committee deems appropriate and relevant.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 2,514,118. The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of RSUs which may be granted to insiders (as a group), within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU or DSU, as the case may be (the “Market Value”) in any financial year).

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled without the Restricted Period (as defined below) having expired shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant, subject to the terms of the RSU Plan, entitles such participant to receive one Common Share for each RSU on the date following the period of time that such RSU is not exercisable and the participant holding such RSU is ineligible to receive Common Shares (the “Restricted Period”) or such date after the after the Restricted Period to which the participant, other than a US Participant (as defined below), has elected to defer receipt of the Common Shares (the “Deferred Payment Date”) provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such participant does not have a choice as to the taxable year of issuance. Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

The Compensation Committee will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the Market Value of the Common Shares on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

If the employment or services of the participant that has been continuously employed by the Corporation or an affiliate since the date the RSUs were granted are terminated during the Restricted Period, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Compensation Committee in its sole discretion, all RSUs will be forfeited by the participant (other than any vested RSUs that have been deferred prior to such termination or resignation), and be of no further force and effect, as of the date of termination or resignation. In the event of termination without cause or resignation for good reason during the Restricted Period, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant on the date of termination, notwithstanding any applicable Deferred Payment Date, provided, that for a participant who would be subject to taxation under the United States Internal Revenue Code of 1986, as amended (a “US Participant”), the date of issuance or payment shall not be more than 90 days after the date of the participant’s termination or resignation and provided further, that such US Participant does not have a choice as to the taxable year of payment. In the event of termination without cause or resignation for good reason following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Common Shares in accordance with the RSUs held by the participant. In the event of death, any Common Shares represented by RSUs held by the participant on the date of the participant’s death shall be immediately issuable by the Corporation notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the participant’s death and provided further, that such participant’s estate does not have a choice as to the taxable year of issuance. In the event of the total disability of a participant, any Common Shares represented by RSUs held by the participant on the date on which the participant is determined to be totally disabled, shall be immediately issuable by the Corporation notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such participant does not have a choice as to the taxable year of issuance. In the event of (i) a Change of Control (as defined in the RSU Plan), and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the participant for any reason other than just cause, then all unvested RSUs outstanding shall immediately vest on the date of such termination, and the Corporation shall forthwith issue the Common Shares to the participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date; provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the participant’s termination and provided further, that such participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a US Participant, any issuance must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the Compensation Committee, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)	amendments to the amendment provisions of the RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

The RSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on May 13, 2020.

Deferred Share Unit Plan

The following provides a summary of the DSU Plan. The below summary is qualified in its entirely by the full text of the DSU Plan, which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the Compensation Committee from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation by motivating, attracting and retaining the directors of the Corporation and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the Compensation Committee. The Compensation Committee has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee deems necessary to comply with the provisions of the DSU Plan.

Subject to certain adjustments, the aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000. The maximum number of Common Shares issuable to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation (which, for the purposes of this summary excludes the 500,000 Common Shares issuable to the Corporation’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable to insiders (as a group) pursuant to the DSU Plan, or together with any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Common Shares then outstanding. The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Corporation or any affiliate, together with all security based compensation arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the DSUs) in any financial year.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the Compensation Committee from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Corporation, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the Compensation Committee’s discretion. DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the Compensation Committee. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the Market Value of a Common Share on the date on which dividends were paid by the Corporation.

Unless otherwise determined by the Compensation Committee, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Corporation on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Corporation. Fractional DSUs will be cancelled.

The Corporation or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Corporation and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Corporation shall have the right to require that a participant sell a given number of Common Shares to the Corporation or an affiliate of the Corporation sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan or to DSUs under the DSU Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;

(b)	amendments to the amendment provisions of the DSU Plan;

(c)	amendments to cancel and reissue DSUs;

(d)	amendments that extend the term of a DSU;

(e)	amendments to the participation limits in the DSU Plan;

(f)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or

(g)	materially modify the requirements as to eligibility for participation in the DSU Plan.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan or to DSUs under the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the definitions;

(c)	amendments to reflect changes to applicable securities laws; and

(d)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Compensation Committee with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the Compensation Committee may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Corporation held on June 12, 2019.